Exhibit 99.1

NIP Group Inc. Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

ABU DHABI, United Arab Emirates, July 24, 2026 – NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG) today announced that on July 21, 2026, it has received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The matter is now closed.

As previously disclosed, on March 24, 2026, the Company received a notification letter from Nasdaq, indicating that for the 32 consecutive business days prior to that date, the closing bid price of the Company’s American depositary shares (the “ADSs”) had been below the Minimum Bid Price Requirement of US$1.00 per share, resulting in a minimum bid price deficiency. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with 180 calendar days, or until September 21, 2026, to regain compliance.

According to Nasdaq’s compliance notice, the Company evidenced a closing bid price at or above US$1.00 for 10 consecutive business days from July 7, 2026 to July 21, 2026. Thus, the Company has regained compliance with the Minimum Bid Price Requirement, and the deficiency matter has been closed by Nasdaq.

About NIP Group

NIP Group (NASDAQ: NIPG) operates at the nexus of Bitcoin mining, compute infrastructure and global digital entertainment. Rooted in a decade of gaming DNA and industry leadership, the Company brings a cultural and community-driven edge to digital asset operations. Headquartered in Abu Dhabi with teams worldwide, NIP Group pairs significant compute capacity with a global gaming and entertainment ecosystem including esports teams, live events and content networks, reaching hundreds of millions of fans.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIPG’s strategic and operational plans, contain forward-looking statements. NIPG may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIPG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIPG’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIPG’s industry; and general economic and business conditions globally and in the countries or regions where NIPG has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIPG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIPG undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg